Exhibit 99.1

Gorilla Announces Share Buyback of Up To $6 Million as It Deems Shares To Be Undervalued

Key Highlights:

●	Share Repurchase Underway: To repurchase 1.1 million shares, closing in the next five business days.

●	Unaudited H1 2024 financials expected by September 30, 2024.

●	Holding Free cash reserves exceed $40 million; Current assets total over $58 million, including restricted capital; Real estate holdings valued at over $25 million

LONDON, September 12, 2024 (NEWSFILE) – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR) is thrilled to announce an ambitious and strategic share buyback program, aimed at addressing what we believe to be a significant undervaluation of our shares. This initiative comes in response to the sharp decline in the Company’s market cap from approximately $650 million to $35 million, in spite of our strong business performance. The share buyback will help realign Gorilla’s stock price with our assessment of its intrinsic value and support our long-term strategic objectives.

The Board of Directors has authorised the repurchase of up to $6 million worth of shares under this buyback programme, demonstrating our strong conviction in the Company’s intrinsic value. Under this program, Gorilla has entered into several privately negotiated transactions with existing shareholders to repurchase over 1.1 million of its ordinary shares, which transactions are expected to close over the next five business days. The Company will continue to opportunistically pursue additional share repurchases so long as this undervaluation persists. This ensures a comprehensive and strategic consolidation of shares, reinforcing our commitment to maximizing shareholder value.

We are also pleased to report that our largest customers have fulfilled their payment obligations. This has significantly bolstered our cash reserves, providing a robust financial foundation to support this strategic buyback program.

Under this program, the Company will continue to opportunistically pursue additional share repurchases so long as this undervaluation persists. This ensures a comprehensive and strategic consolidation of shares, reinforcing our commitment to maximizing shareholder value.

“This share buyback program reflects our unwavering belief in the Company’s intrinsic value and our confidence in its future potential. By taking these actions, we believe that we are not only addressing the current market undervaluation but also establishing a solid foundation for sustainable growth and enhanced shareholder value. This initiative showcases our commitment to leveraging our strong financial position to drive long-term success and achieve market leadership. Our financial position continues to strengthen, with cash reserves growing steadily, and our assets clearly demonstrate our solid footing. We believe our tangible and intangible assets, including real estate and intellectual property, highlight the significant intrinsic value found within Gorilla, underlining our strong market position and dedication to delivering exceptional shareholder value,” said Jay Chandan, Chairman & CEO.

“I have observed a significant decline in Gorilla’s market capitalization, which we have assessed as a substantial undervaluation of our shares, despite the thriving AI market. Our key projects are performing. Our share buyback program is a decisive step to address this undervaluation and support Gorilla’s long-term strategic goals. We believe this move sends a clear and powerful message to the market,” concluded Jay Chandan.

The Company expects to release unaudited financial statements for the first half of 2024 on or prior to September 30, 2024.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our beliefs about future revenues, our ability to attract the attention of customers and investors alike, our expectations to swing to profit in the quarters ahead, our expectation that share repurchases contemplated pursuant to executed share repurchase agreements will close in the short term, Gorilla’s strategic shift to enable it to pursue larger projects with better revenue visibility, Gorilla’s largest projects and ability to win additional projects and execute definitive contracts related thereto, along with those other risks described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024 and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor Relations Contact:

Dave Gentry

RedChip Companies, Inc.

1-407-644-4256

GRRR@redchip.com